AB* 3/10

UNITED STATES 08029374
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-13753

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:.

Calyon Securities (USA) Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1301 Avenue of Americas

(No. and Street)

New York	**New York**	**10019**
(City)	(State)	(Zip Code)

PROCESSED
MAR 21 2008
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Arnold Sarabella **212-261-7413**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM whose opinion is contained in this Report*

Ernst & Young LLP

(Name – of individual, state last, first, middle name)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
FEB 29 2008
Washington, DC
100

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

3/20

OATH OR AFFIRMATION

We, Duncan Goldie-Morrison and Arnold Sarabella affirm that, to the best of our knowledge and belief the accompanying financial statements and supporting schedules pertaining to Calyon Securities (USA) Inc. for the year ended, December 31, 2007, are true and correct. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

President and Chief Executive Officer
Title

Signature

Chief Financial Officer
Title

Notary Public

GEORGE H. HOWARD, III
Notary Public, State of New York
No. 31-4801348
Certificate filed In Nassau County
Commission Expires April 30, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Calyon Securities (USA) Inc.
SEC I.D. No. 8-13753
December 31, 2007
With Report of Independent Registered Public Accounting Firm

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document.

Calyon Securities (USA) Inc.

Statement of Financial Condition

December 31, 2007

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder of
Calyon Securities (USA) Inc.

We have audited the accompanying statement of financial condition of Calyon Securities (USA) Inc. (the Company) as of December 31, 2007. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Calyon Securities (USA) Inc. at December 31, 2007, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 28, 2008

Calyon Securities (USA) Inc.

Statement of Financial Condition

December 31, 2007
(Dollars In Thousands, Except Share Amount)

Assets	
Cash and cash equivalents	$ 163,057
Securities segregated under federal regulations	134,178
Securities owned, at market value	232,825
Securities borrowed	1,226,080
Securities purchased under agreements to resell	7,220,822
Receivables from brokers, dealers and clearing organizations	257,894
Receivables from non-customers	25,466
Receivables from customers	53,760
Other assets	44,741
Total assets	$ 9,358,823
Liabilities and stockholder's equity	
Liabilities:	
Short-term bank loans	$ 1,593,452
Securities sold under agreements to repurchase	5,547,771
Securities loaned	1,118,674
Payables to brokers, dealers and clearing organizations	363,436
Payables to non-customers	52,349
Payables to customers	90,613
Other liabilities and accrued expenses	77,383
	8,843,678
Liabilities subordinated to claims of general creditors	360,000
Stockholder's equity:	
Common stock, $100 par value (75,000 shares authorized, 100 shares issued and outstanding)	10
Additional paid-in capital	243,794
Accumulated deficit	(90,320)
Accumulated other comprehensive income	1,661
Total stockholder's equity	155,145
Total liabilities and stockholder's equity	$ 9,358,823

See notes to statement of financial condition.

Calyon Securities (USA) Inc.

Notes to Statement of Financial Condition

December 31, 2007
(Dollars In Thousands)

1. Organization

Calyon Securities (USA) Inc. (the Company) is a direct wholly-owned subsidiary of Calyon Global Partners, Inc. (the Parent), which is an indirect wholly-owned subsidiary of Calyon, S.A. The Company is registered with the Securities and Exchange Commission as a securities broker-dealer, and is registered with the Commodity Futures Trading Commission (CFTC) as an introducing broker. The Company is a member of the New York Stock Exchange, Inc. (NYSE), the National Association of Securities Dealers, Inc., American Stock Exchange (AMEX) and the National Futures Association.

In its capacity as a securities broker-dealer, the Company provides its clients securities lending, brokerage, investment banking, custody, execution and clearance and corporate finance advisory services on a global basis. The Company's client base is primarily comprised of domestic and foreign institutions including fund managers, banks, and securities broker-dealers. The Company also engages in proprietary trading activities in the equity and fixed income markets.

Substantially all of the Company's securities brokerage activities are conducted on a deliver versus payment or receipt versus payment basis.

2. Summary of Significant Accounting Policies

Basis of Presentation

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America and prevailing industry practices requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition, particularly in the valuation of non-readily marketable investments. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company has defined cash and cash equivalents as overnight time deposits and investments in short-term highly liquid instruments with original maturities of less than 90 days.

2. Summary of Significant Accounting Policies (continued)

Customer Facilitation Activities

The Company's customer activities involve the execution, settlement, and financing of various securities transactions on either a cash or margin basis. In margin transactions, the Company extends credit, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account.

Securities Owned

Securities owned and securities sold, not yet purchased are recorded at market value. Market value is generally based on published market prices. Proprietary securities transactions are recorded on a trade date basis.

Securities Lending Activities

Securities borrowed and securities loaned are recorded on a settlement date basis at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. With respect to securities loaned, the Company receives and takes possession of collateral in the form of cash or other collateral in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis with additional collateral daily being obtained or refunded as necessary.

Reverse Repurchase and Repurchase Agreements

Transactions involving purchases of securities under agreements to resell (reverse repurchase agreements), or sales of securities under agreements to repurchase (repurchase agreements), are treated as collateralized financing transactions and are recorded at their contracted resale or repurchase amounts, plus accrued interest. It is the Company's policy to obtain possession of securities with a market value in excess of the principal amount loaned plus accrued interest thereon, in order to collateralize reverse repurchase agreements. Similarly, the Company is

2. Summary of Significant Accounting Policies (continued)

required to provide securities to counterparties in order to collateralize repurchase agreements. The Company's agreements with counterparties generally contain contractual provisions allowing for additional collateral to be obtained, or excess collateral returned, when necessary. It is the Company's policy to value collateral daily and to obtain additional collateral, or to retrieve excess collateral from counterparties, when appropriate.

Income Taxes

Income taxes are accounted for under the asset and liability method as required under Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes*. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Translation of Foreign Currencies

Monetary assets and liabilities denominated in foreign currencies are revalued monthly at current rates of exchange.

3. Recently Issued Accounting Standards

Fair Value Measurements

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 157, *Fair Value Measurements*, (SFAS No. 157) which offers enhanced guidance for using fair value to measure assets and liabilities. It provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosure about the use of fair value to measure assets and liabilities. SFAS No. 157 emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. Under SFAS No. 157, fair value measurements are disclosed by level within that hierarchy. The Statement does not add any new fair value measurements. SFAS No. 157 is effective for the Company beginning January 1, 2008. Management does not expect the requirements of this interpretation to have a material impact on the statement of financial condition.

(Dollars In Thousands)

3. Recently Issued Accounting Standards (continued)

Fair Value Options for Financial Assets and Liabilities

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* (SFAS No. 159), which permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value, using an instrument-by-instrument election. SFAS No. 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007 and applies to all entities; however, most of the provisions only apply to entities that elect the fair value option. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of SFAS No. 157. Management does not expect the requirements of this standard to have a material impact on the statement of financial condition.

Accounting for Uncertainty in Income Taxes

In June 2006, the FASB issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109* (FIN No. 48). FIN No. 48 requires that an entity recognize in the financial statements, the impact of an uncertain tax position, if whether or not that position is more likely than not to be sustained on examination by the taxing authorities, based on technical merits of the position. Tax benefits resulting from such a position should be measured as the amount that has at least fifty percent likelihood on a cumulative basis to be sustained on examination. FIN No. 48 also provides guidance on de-recognition, classification, interest and penalties on income taxes, and accounting in interim periods. The provisions of FIN No. 48 are effective for the Company's fiscal year beginning January 1, 2008, with the cumulative effect of the change in accounting principle recorded as an adjustment to the 2008 opening retained earnings balance. Management does not expect the requirements of this standard to have a material impact on the statement of financial condition.

(Dollars In Thousands)

3. Recently Issued Accounting Standards (continued)

Accounting for Defined Benefit Pension and Other Postretirement Plans

In September 2006, the FASB issued SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132 (R)* (SFAS No. 158). SFAS No. 158 requires an entity to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its balance sheet and to recognize changes in that funded status in the year in which the changes occur as a component of comprehensive income. SFAS No. 158 also requires an entity to measure the funded status of a plan as of the date of its year-end balance sheet. The requirement to recognize the funded status of a defined benefit postretirement plan is to be applied prospectively and is effective for the Company beginning January 1, 2007. The requirement to measure the plan assets and benefit obligations as of the date of the entity's fiscal year-end balance sheet has been adopted by the Company beginning January 1, 2007. See Note 13 for further discussion of the effect of adopting SFAS No. 158 on the statement of financial condition.

4. Securities Segregated Under Federal Regulations

At December 31, 2007, the Company had segregated for the exclusive benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934, $104,850 of qualified proprietary securities. In addition, at December 31, 2007, the Company had segregated $29,328 of qualified proprietary securities for the benefit of proprietary accounts of introducing brokers.

5. Fair Value of Financial Instruments

Substantially all of the Company's financial assets and liabilities are carried at fair value or contracted amounts, which approximate fair value.

Financial instruments recorded at contracted amounts approximating fair value consist largely of short-term receivables and payables, including securities borrowed and loaned, customer receivables and payables, receivables and payables from and to brokers, dealers, and clearing organizations, and certain other receivables and payables. The carrying amount of the liabilities subordinated to claims of general creditors approximated fair value at December 31, 2007.

(Dollars In Thousands)

6. Receivables from and Payables to Brokers, Dealers and Clearing Organizations

The components of receivable from and payable to brokers, dealers and clearing organizations as of December 31, 2007 are as follows:

Receivables from brokers, dealers and clearing organizations:	
Securities failed to deliver	$225,306
Clearing organizations	18,799
Other	13,789
	$257,894
Payables to brokers, dealers and clearing organizations:	
Securities failed to receive	$356,495
Clearing organizations	6,669
Other	272
	$363,436

7. Receivables from and Payables to Customers

Receivables from and payables to customers represent balances arising from cash transactions conducted on a receipt versus payment or delivery versus payment basis.

8. Securities Owned

At December 31, 2007, securities owned, at market value, consisted of the following:

Corporate obligations	$162,930
U.S. government and agencies	67,323
Equities	2,572
	232,825
Securities segregated under federal regulations	134,178
	$367,003

(Dollars In Thousands)

8. Securities Owned (continued)

At December 31, 2007, $134,178 of securities owned was on deposit as securities segregated under federal regulations and $45,310 was securities pledged as deposits at various clearing organizations.

9. Securities Received as Collateral

At December 31, 2007, there were no firm owned securities pledged to counterparties where the counterparty has the right, by the contract or custom, to sell or repledge. As a result, there are no securities classified as securities pledged as collateral as required by SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*, a replacement of FASB Statement 125. At December 31, 2007, the Company has accepted collateral that it is permitted by contract or custom to sell or repledge. This collateral consists primarily of securities received in connection with securities borrowed agreements with financial institutions. The fair value of such collateral at December 31, 2007 is $8,558,969. In the normal course of business, this collateral is used by the Company to cover short sales and to provide securities lending to affiliates. At December 31, 2007, $613,054 of the above collateral has been delivered against securities sold short or repledged in securities lending transactions by the Company.

10. Related Party Transactions

In the normal course of its business, the Company provides services to and receives services from various domestic and foreign affiliates. The Company is reimbursed and charged for these services at cost plus 3-11%. The Company also enters into securities transactions and financing transactions with its affiliates. The receivables and payables to non-customers represents amounts due from and to Calyon S.A. in connection with its proprietary trading activities.

(Dollars In Thousands)

10. Related Party Transactions (continued)

As of December 31, 2007, Parent and other affiliate-related balances included in the statement of financial condition consist of the following:

Assets:	
Cash and cash equivalents	$ 2,124
Securities borrowed	2,123
Securities purchased under agreements to resell	1,053,568
Receivables from brokers, dealers and clearing organizations	5,386
Other assets	17,157
Total	$ 1,080,358
Liabilities:	
Short-term bank loans	$ 1,593,452
Securities sold under agreements to repurchase	2,291,380
Securities loaned	597,843
Payables to brokers, dealers and clearing organizations	44,597
Payables to non-customers	31,086
Other liabilities and accrued expenses	11,001
Total	$ 4,569,359
Liabilities subordinated to claims of general creditors	$ 360,000

The Company has a $500,000 subordinated revolving loan facility (revolver) with an affiliate maturing in April 2010. At December 31, 2007, none of the revolver was drawn.

As of December 31, 2007, the Company had pledged $805,521 of securities to an affiliate to support a secured overnight facility. At December 31, 2007, the Company borrowed $164,235 against this facility.

(Dollars In Thousands)

11. Income Taxes

The Company is included in the consolidated Federal tax return of its Parent. The Company records income taxes in accordance with SFAS No. 109, *Accounting for Income Taxes*. As of December 31, 2007, the Company has a net deferred tax asset of $4,954. The net deferred tax asset consists primarily of deferred pension accrual, deferred compensation and income, and state and city net operating loss carryforwards. The 2007 net decrease to the deferred tax asset balance was $2,992. Such change was principally the result of utilization of the Company's NYS/NYC net operating loss carryforwards, and tax deduction of pension adjustment partially offset by the deferred compensation not deductible for tax purposes. Finally, a valuation allowance in the amount of $4,954 was recorded against the net deferred tax asset and, as a result, no deferred tax asset was recorded in the statement of financial condition of the Company.

12. Commitments and Contingencies

The Company applies the provisions of the Financial Accounting Standards Board's Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Ot*hers (FIN 45), which provides accounting and disclosure requirements for certain guarantees. In the normal course of business, the Company provides guarantees to securities clearinghouses and exchanges. These guarantees are generally required under the standard membership agreements such that members are required to guarantee the performance of other members. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral. The Company's obligation under such guarantees could exceed the collateral amounts posted; however, the potential for the Company to be required to make payments under such guarantees is deemed remote

The Company has various lawsuits pending, which, in the opinion of management of the Company and outside counsel, will likely be resolved with no material adverse effect on the financial position of the Company.

13. Employee Benefit Plans

The Company has a noncontributory defined benefit pension plan (the Plan) which covers full-time employees of the Company, between the ages of 21 and 65. The cost of pension benefits for eligible employees, measured by length of service, compensation and other factors, is currently being funded through a trust (the Trust) established under the Plan. Funding of retirement costs for the Plan complies with the minimum funding requirements specified by the Employee Retirement Income Security Act of 1974, as amended, and other statutory requirements.

(Dollars In Thousands)

13. Employee Benefit Plans (continued)

On December 31, 2007, the Company adopted the recognition and disclosure provisions of SFAS No. 158. SFAS No. 158 required the Company to recognize the funded status (i.e., the difference between the fair value of plan assets and the projected benefit obligations) of its pension plan in the December 31, 2007 statement of financial condition, with a corresponding adjustment to other comprehensive income, net of tax. The adjustment to other comprehensive income at adoption represents the net unrecognized actuarial gains and unrecognized prior service costs under SFAS No. 87, both of which were previously netted against the plan's funded status in the Company's statement of financial condition. These amounts will be subsequently recognized as net periodic pension cost pursuant to the Company's historical accounting policy for amortizing such amounts. Further, actuarial gains and losses that arise in subsequent periods are not recognized as net periodic pension cost in the same periods but will be recognized as a component of other comprehensive income. Those amounts will be subsequently recognized as a component of net periodic pension cost on the same basis as the amounts recognized in accumulated other comprehensive income at adoption of SFAS No. 158.

The incremental effects of adopting the provisions of SFAS No. 158 on the Company's statement of financial condition at December 31, 2007 is presented in the following table:

	Prior to Adopting Statement 158	**Effect of Adopting Statement 158**	**As Reported at December 31, 2007**
Accrued pension liability	$ 6,543	$(3,806)	$2,737
Other comprehensive income	-	1,661	1,661

The underfunded status of the plan of $2,737 at December 31, 2007 is recognized in the statement of financial condition in other liabilities and accrued expenses as accrued pension liability. No plan assets are expected to be returned to the Company during the year ended December 31, 2007.

Employees of the Company participate in Calyon Americas' (CA) qualified and non-qualified retirement plans. Both plans cover substantially all employees who meet certain age and tenure requirements and provide benefits to employees upon retirement.

(Dollars In Thousands)

13. Employee Benefit Plans (continued)

The defined benefit plan is based on years of service and the employee's compensation during the highest five consecutive years of participation. CA's funding policy is to fund the plan based on the Projected Unit Actuarial Cost Method.

The following tables provide a reconciliation of the changes in the plans' benefit obligations, fair value of assets for plan and funded status for the plan participants in the qualified and non-qualified retirement plans for the year ended December 31, 2007:

	Qualified Plan	**Non-Qualified Plans**
Reconciliation of benefit obligation:		
Benefit obligation, January 1, 2007	$ 14,019	$ 2,187
Service cost	1,061	85
Interest cost	860	135
Actuarial loss	(886)	(30)
Benefits paid	(196)	(129)
Benefit obligation, December 31, 2007	$ 14,858	$ 2,248
Reconciliation of fair value of plan assets:		
Fair value of plan assets as of January 1, 2007	$ 7,608	$ –
Actual return on assets	1,032	–
Employer contribution	4,263	129
Benefits paid	(195)	(129)
Fair value of plan assets as of December 31, 2007	$ 12,708	$ –
Funded status as of December 31, 2007	$ 2,150	$ 2,248

(Dollars In Thousands)

13. Employee Benefit Plans (continued)

The assumptions used in the measurement of the benefit obligations are shown in the following table:

	Qualified Plan	Non-Qualified Plans
Weighted average assumptions used to determine benefit obligations:		
Discount rate	6.70%	6.70%
Expected return on plan assets	7.00%	7.00%
Rate of compensation increase	4.25%	4.25%
Measurement date	12/31/2007	12/31/2007

At December 31, 2007 the accumulated benefit obligation for the qualified and non-qualified plan was $13,413 and $2,248, respectively.

The company expects to contribute $620 to its qualified and non-qualified pension plans in 2008.

The pension plan assets are held in Trust. Plan fiduciaries set investment policies and strategies for the pension plan. Long-term strategic investment objectives include preserving the funded status of the plan with a goal of meeting the long-term needs of the plan and to preserve capital by balancing risk and return to avoid severe declines that could greatly impact the ability of the plans to meet on-going benefit payments. The Plan fiduciaries oversee the investment allocation process, which includes selecting investment managers, setting long-term strategic targets and monitoring asset allocations. Plan assets within the Trust consist principally of balances of equity and fixed income investments.

There were no changes in the actuarial cost methods from the previous valuation.

With respect to the benefits plans, the weighted average asset allocation at December 31, 2007 is 65.4% equity securities, 30.7% debt securities and 3.9% cash and cash equivalents. The longer term asset allocation target is 65.0% equity securities and 35.0% debt securities. The expected return on assets is a long-term assumption. Based on estimated long-term returns on equities and fixed income securities as well as the Company's actual target asset allocation and given the current environment, the reasonable range for the expected return on assets is 7%.

(Dollars In Thousands)

14. Liabilities Subordinated to Claims of General Creditors

At December 31, 2007, the Company had the following subordinated loans:

Subordinated loan with Parent, due December 31, 2009	$ 200,000
Subordinated loan with Parent, due January 4, 2010	160,000
	$ 360,000

The Company has two subordinated loans with its Parent. The first loan which matures in 2009, bears interest at LIBOR plus 50 basis points which resets every six months and the second loan which matures in 2010, bears interest at LIBOR plus 25 basis points which resets every six months. The subordinated loans are approved by the NYSE and meet the regulatory requirements to be included when computing net capital pursuant to the Uniform Net Capital Rule under the Securities Exchange Act of 1934. These subordinations, which are subordinated to all claims of general creditors of the Company, constitute part of the Company's net capital under the Uniform Net Capital Rule and may be repaid only if, after giving effect to such repayment, the Company continues to meet its minimum net capital requirements.

The Company also has a $500,000 subordinated revolving loan facility (revolver) with an affiliate maturing in April 2010. The revolver was approved by the NYSE and upon draw down can be added in computing net capital pursuant to the Uniform Net Capital Rule under the Securities Exchange Act of 1934. None of the revolver was drawn at December 31, 2007.

15. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), and the capital rules of the NYSE. The Company has elected to use the alternative net capital method permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $1,500 or 2% of aggregate debit items arising from customer transactions, as defined. The NYSE may require a member firm to reduce its business if its net capital is less than 4% of aggregate debit items and may prohibit a member firm from expanding its business or paying cash dividends if its net capital is less than 5% of aggregate debit items. As an introducing broker, regulated by the CFTC, the Company is subject to a minimum capital requirement of $500. At December 31, 2007, the Company had net capital of $420,625 which was 574% of aggregate debit items and $419,125 in excess of required net capital of $1,500.

(Dollars In Thousands)

16. Concentrations of Credit Risk

As a securities broker-dealer, the Company engages in various securities underwriting, trading and brokerage activities servicing a diverse client group, primarily consisting of large domestic and international corporations and institutional investors. A substantial portion of the Company's transactions is executed with and on behalf of affiliated companies, institutional investors and other brokers and dealers. The Company's exposure to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets and regulatory changes which may impair the customer's or counterparty's ability to satisfy their obligation to the Company. In the event of nonperformance, the Company may be required to purchase or sell financial instruments at unfavorable market prices, resulting in a loss to the Company. The Company does not anticipate nonperformance by customers or counterparties in the situation described. The Company has a policy of reviewing the credit standing of each customer and counterparty with which it conducts business. At December 31, 2007, the Company's most significant concentration of credit risk was with affiliated companies.

17. Off Balance-Sheet Risk

In its capacity as a broker, the Company will, at times, enter into foreign currency forward transactions to facilitate customer requests to settle foreign denominated securities transactions in U.S. dollars. The fair value of these transactions generally approximates zero due to the short-term settlement nature of the product. In addition, the Company utilizes foreign currency forward contracts to hedge its revenues. At December 31, 2007, total foreign currency forward contracts outstanding were $7,045.

Open derivative contracts, which are linked to assets or liabilities that are sold or otherwise disposed of, are terminated at the time of disposition.

END